
Bausch & Lomb Incorporated

Exhibit 12


Statement Regarding Computation of
Ratio of Earnings to Fixed Charges

Dollar Amounts in           December 28,        December 30,
Thousands                        1996                1995

__________________________________________________________

Earnings before provision
for income taxes and
minority interest           $168,897            $211,847

Fixed charges                 53,496              47,584

Capitalized interest,
net of current period
amortization                     320                 260

Total earnings as adjusted  $222,713            $259,691

Fixed charges:
  Interest (including
  interest expense and
  capitalized interest)     $ 51,718            $ 45,765

  Portion of rents
  representative of
  the interest factor          1,778               1,819

Total fixed charges         $ 53,496            $ 47,584

Ratio of earnings to
fixed charges                   4.16<F2>            5.46<F1>

<F1> Excluding the effect of the gain on sale of Sports
Optics Division and restructuring charges recorded in 1995, the ratio of earnings to fixed charges at December 30, 1995 would have been 5.26.

<F2> Excluding the effects of the restructuring charges
recorded in 1996 and the net gain on divestutures of the oral care and dental implant businesses, the ratio of earnings to fixed charges at December 28, 1996 would have been 4.47.
